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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D–9

SOLICITATION/RECOMMENDATION
STATEMENT UNDER SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

Hardinge Inc.
(Name of Subject Company)

Hardinge Inc.
(Name of Person Filing Statement)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

412324303
(CUSIP Number of Class of Securities)

Richard L. Simons
President & Chief Executive Officer
Hardinge Inc.
One Hardinge Drive
Elmira, New York 14902-1507
Telephone: 607-378-4107

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

Copies to:

Trevor S. Norwitz, Esq.
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019
Telephone: (212) 403-1000

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

        This Amendment No. 1 to the Schedule 14D-9 ("Amendment No. 1"), filed with the Securities and Exchange Commission (the "SEC") on April 6, 2010, amends and supplements the Schedule 14D-9 originally filed with the SEC on April 5, 2010, by Hardinge Inc., a corporation existing under the laws of New York ("Hardinge" or the "Company"). The Schedule 14D-9 relates to the unsolicited offer by Indústrias Romi S.A, a Brazilian corporation ("Romi"), through its wholly owned subsidiary Helen Acquisition Corp., a New York corporation ("Romi Sub"), to purchase each outstanding Hardinge Common Share, $0.01 par value per share.

        The information in the Schedule 14D-9 is incorporated in this Amendment No. 1 by reference to all of the applicable items in the Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided herein. Capitalized terms used herein without definition shall have the respective meanings specified in the Schedule 14D-9.

ITEM 9.    EXHIBITS.

        Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit to the exhibit list:

Exhibit Number	Description
(a)(5)	Investor Presentation

 SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 is true, complete and correct.

HARDINGE INC.
By:	/s/ RICHARD L. SIMONS Name: Richard L. Simons Title: President and Chief Executive Officer

Dated: April 6, 2010

 EXHIBIT INDEX

Exhibit Number	Description
(a)(5)	Investor Presentation

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  ITEM 9. EXHIBITS.
SIGNATURE
EXHIBIT INDEX